SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Amendment No. 30)

Under the Securities Exchange Act of 1934

IAC/INTERACTIVECORP

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

44919P300

(CUSIP Number)

Charles Y. Tanabe, Esq.

Executive Vice President and General Counsel

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5400

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

December 1, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person LIBERTY MEDIA CORPORATION

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0(1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0(1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0(1)

14	Type of Reporting Person CO

(1)           Pursuant to a Stock Exchange Agreement, dated as of December 1, 2010 (the “Exchange Agreement”), by and among Liberty Media Corporation (“Liberty”), Liberty USA Holdings, LLC, a wholly-owned subsidiary of Liberty (“Liberty USA”), the Issuer and Celebrate Interactive, Inc., Liberty USA agreed to deliver up to 120,000 shares of Class A Common Stock (the “Holdback Shares”) to the Issuer upon the final determination of the working capital of the businesses Liberty USA acquired pursuant to the terms of the Exchange Agreement at which point Liberty USA shall cease to have any voting power with respect to such Holdback Shares.

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the Securities Exchange Act of 1934 in respect of

IAC/INTERACTIVECORP

This Report on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of IAC/InterActiveCorp, a Delaware corporation (“IAC” or the “Issuer” or the “Company”).  The Report on Schedule 13D, as amended and supplemented, originally filed with the Commission by Liberty Media Corporation, a Delaware corporation (“Liberty” or the “Reporting Person”), on July 19, 1999 (the “Liberty Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 30 to the Liberty Schedule 13D.  This Amendment is the final amendment to the Liberty Schedule 13D and an exit filing for the Reporting Person. Capitalized terms not defined herein have the meanings given to such terms in the Liberty Schedule 13D.

Item 2.                    Identity and Background

Item 2 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

Schedule 3 attached hereto is incorporated herein by reference and amends and restates Schedule 3 of the Liberty Schedule 13D in its entirety.  Information concerning the executive officers and directors of Liberty is set forth on Schedule 3 to this Amendment.  Each of such executive officers and directors is a citizen of the United States, unless otherwise noted on Schedule 3.  Neither Liberty, nor, to the best knowledge of Liberty, any of its executive officers and directors named on Schedule 3 to this Amendment, has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                    Source and Amount of Funds or Other Consideration

Item 3 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 4 of this Amendment is hereby incorporated by reference herein.

Item 4.                    Purpose of Transaction

Item 4 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

Pursuant to the Stockholders Agreement between Liberty and Barry Diller, on December 1, 2010, Liberty USA Holdings, LLC, a wholly-owned subsidiary of Liberty (“Liberty USA”), exchanged 4,289,499 shares of Class B Common Stock owned by Liberty USA for 4,289,499 shares of Class A Common Stock owned by Mr. Diller (the “Liberty/Diller Exchange”).

Pursuant to a Stock Exchange Agreement, dated as of December 1, 2010 (the “Exchange Agreement”), by and among Liberty, Liberty USA, the Issuer and Celebrate Interactive, Inc. (“Celebrate”), immediately subsequent to the Liberty/Diller Exchange, Liberty USA exchanged 8,510,500 shares of Class B Common Stock and 4,289,499 shares of Class A Common Stock of the Issuer for all of the Issuer’s interest in Celebrate, a subsidiary of the Issuer that held the Issuer’s Evite.com and Gifts.com businesses and certain related assets, and approximately $220 million in cash (the “Liberty/IAC Exchange”).  In addition to the shares transferred to the Issuer at closing, Liberty USA agreed to deliver up to 120,000 shares of Class A Common Stock to the Issuer upon the final determination pursuant to the Exchange Agreement of the working capital of the businesses Liberty USA acquired in the

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Liberty/IAC Exchange.  As a result of the Liberty/IAC Exchange, Celebrate is now a wholly-owned subsidiary of Liberty.  Other than the shares of Class A Common Stock held by Liberty pending finalization of certain working capital adjustments described in the Exchange Agreement, Liberty ceased to have any equity interests in the Issuer upon the closing of the Liberty/IAC Exchange.

In connection with the consummation of the Liberty/IAC Exchange (and effective upon such consummation) and the Liberty/Diller Exchange, (i) Liberty and Mr. Diller terminated the Stockholders Agreement pursuant to which, among other arrangements, Liberty had granted to Mr. Diller an irrevocable proxy with respect to all the Issuer’s securities beneficially owned by Liberty and (ii) Liberty, Liberty USA and Mr. Diller entered into a letter agreement, dated December 1, 2010, terminating, solely as to Liberty, the Governance Agreement, pursuant to which, among other things, Liberty had certain (1) nomination rights with respect to the Issuer’s Board of Directors, (2) consent rights with respect to specified matters involving the Issuer, (3) preemptive rights with respect to its shares of Class A Common Stock and Class B Common Stock and (4) registration rights with respect to its shares of Common Stock.

The above discussion of the terms of the Exchange Agreement is qualified in its entirety by reference to the full text of the Exchange Agreement, which is included as Exhibit 61 to this Amendment and incorporated into this Item 4 by reference.

Item 5.                    Interest in Securities of the Issuer

Item 5 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

(a) and (b)  The responses of Liberty to Rows (7) through (13) of page 2 of this Amendment are incorporated herein by reference.  As a result of the completion of the Liberty/Diller Exchange and the Liberty/IAC Exchange, Liberty USA became irrevocably committed to deliver up to 120,000 shares of Class A Common Stock to the Issuer upon the final determination of the working capital of the businesses Liberty USA acquired pursuant to the terms of the Exchange Agreement.  To the knowledge of Liberty, none of the executive officers or directors named on Schedule 3 to this Amendment beneficially owns shares of Common Stock.

(c)  Except as described herein or in connection with the Liberty/Diller Exchange and the Liberty/IAC Exchange, neither of Liberty nor, to the knowledge of Liberty, any of the executive officers or directors named on Schedule 3 to this Amendment, have effected any transactions of the Issuer’s securities in the last 60 days other than those transactions described in this Amendment.

On December 21, 2010, 275 shares of Class A Common Stock were gifted by Arlene Bobrow, Mr. Charles Tanabe’s wife, to a Charles Schwab charitable fund.  Mr. Tanabe has disclaimed beneficial ownership of such shares.

(d) Not applicable.

(e)  December 1, 2010.

Item 6.                    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 4 of this Amendment is hereby incorporated by reference herein.

Item 7.                    Material to be Filed as Exhibits

Item 7 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

61.           Stock Exchange Agreement, dated December 1, 2010, by and among Liberty Media Corporation, Liberty USA Holdings, LLC, IAC/InterActiveCorp and Celebrate Interactive, Inc.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated:  January 5, 2011

LIBERTY MEDIA CORPORATION

By:	/s/ Charles Y. Tanabe
Charles Y. Tanabe
Executive Vice President & General Counsel

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INDEX TO EXHIBITS

1.                                       Written Agreement between TCI and Mr. Diller regarding Joint Filing of Schedule 13D.*

2.                                       Definitive Term Sheet regarding Stockholders Agreement, dated as of August 24, 1995, by and between Liberty Media Corporation and Mr. Diller.*

3.                                       Definitive Term Sheet regarding Equity Compensation Agreement, dated as of August 24, 1995, by and between the Company and Mr. Diller.*

4.                                       Press Release issued by the Company and Mr. Diller, dated August 25, 1995.*

5.                                       Letter Agreement, dated November 13, 1995, by and between Liberty Media Corporation and Mr. Diller.*

6.                                       Letter Agreement, dated November 16, 1995, by and between Liberty Media Corporation and Mr. Diller.*

7.                                       First Amendment to Stockholders Agreement, dated as of November 27, 1995, by and between Liberty Media Corporation and Mr. Diller.*

8.                                       Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver Management Company, Liberty Program Investments, Inc., and Liberty HSN, Inc.*

9.                                       Exchange Agreement, dated as of November 27, 1995, by and between Silver Management Company and Silver King Communications, Inc.*

10.                                 Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver King Communications, Inc., Thames Acquisition Corp. and Savoy Pictures Entertainment, Inc.*

11.                                 Voting Agreement, dated as of November 27, 1995, by and among Certain Stockholders of the Company and Savoy Pictures Entertainment, Inc.*

12.                                 Letter Agreement, dated March 22, 1996, by and between Liberty Media Corporation and Barry Diller.*

13.                                 In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum and Order, adopted March 6, 1996 and released March 11, 1996.*

14.                                 In re Applications of Roy M. Speer and Silver Management Company, Request for Clarification of Silver Management Company, dated April 10, 1996.*

15.                                 In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum Opinion and Order and Notice of Apparent Liability, adopted June 6, 1996 and released June 14, 1996.*

16.                                 Amended and Restated Joint Filing Agreement of TCI, Mr. Diller and BDTV.*

17.                                 Amended and Restated Certificate of Incorporation of BDTV INC.*

18.                                 Press Release issued by the Company and Home Shopping Network, Inc., dated August 26, 1996.*

19.                                 Agreement and Plan of Exchange and Merger, dated as of August 25, 1996, by and among the Company, Home Shopping Network, Inc., House Acquisition Corp., and Liberty HSN, Inc.*

20.                                 Termination Agreement, dated as of August 25, 1996, among the Company, BDTV Inc., Liberty Program Investments, Inc., and Liberty HSN, Inc.*

21.                                 Voting Agreement, dated as of August 25, 1996, by and among Certain Stockholders of Home Shopping Network, Inc. and the Company.*

22.                                 Voting Agreement, dated as of August 25, 1996, by and among Barry Diller, Liberty Media Corporation, Arrow Holdings, LLC, BDTV Inc., and Home Shopping Network, Inc.*

23.                                 Letter Agreement, dated as of August 25, 1996, by and between Liberty Media Corporation and Barry Diller.*

24.                                 Second Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc. and BDTV II Inc.*

25.                                 Stock Exchange Agreement, dated as of December 20, 1996, by and between the Company and Liberty HSN, Inc.*

26.                                 Letter Agreement, dated as of February 3, 1997, by and between BDTV INC. and David Geffen.*

27.                                 Stock Exchange Agreement, dated as of May 20, 1997, by and between HSN, Inc. and Mr. Allen.*

28.                                 Stockholders Agreement, dated as of May 20, 1997, by and among, Mr. Diller, Mr. Allen and Liberty Media Corporation.*

29.                                 Letter Agreement, dated as of May 20, 1997, by and between Mr. Diller and Liberty Media Corporation.*

30.                                 Third Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc., BDTV II Inc. and BDTV III Inc.*

31.                                 Certificate of Incorporation of BDTV III Inc.*

32.                                 Investment Agreement among Universal Studios, Inc., HSN, Inc., Home Shopping Network, Inc. and Liberty Media Corporation, dated as of October 19, 1997 as amended and restated as of December 18, 1997.*

33.                                 Governance Agreement among HSN, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of October 19, 1997.*

34.                                 Stockholders Agreement among Universal Studios, Inc., Liberty Media Corporation, Barry Diller, HSN, Inc. and The Seagram Company Ltd. dated as of October 19, 1997.*

35.                                 Spinoff Agreement among Liberty Media Corporation, Universal Studios, Inc. and HSN, Inc. dated as of October 19, 1997.*

36.                                 Exchange Agreement among HSN, Inc., Universal Studios, Inc. and Liberty Media Corporation, dated as of October 19, 1997.*

37.                                 Amended and Restated LLC Operating Agreement of USANi LLC, by and among USA Networks, Inc., Home Shopping Network, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of February 12, 1998.*

38.                                Letter Agreement between Liberty HSN, Inc. and HSN, Inc., dated as of October 19, 1997.*

39.                                 Fourth Amended and Restated Joint Filing Agreement between Tele- Communications, Inc., Universal Studios, Inc., The Seagram Company Ltd. and Barry Diller, dated as of February 23, 1998.*

40.                                 Certificate of Incorporation of BDTV IV INC.*

41.                                 Fifth Amended and Restated Joint Filing Agreement by and among Tele- Communications, Inc., Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC, dated as of July 19, 1999.*

42.                                 Sixth Amended and Restated Joint Filing Agreement by and among Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., Vivendi Universal, BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC. dated as of June 22, 2001. *

43.                                 Letter Agreement, dated July 15, 2001, by and among USA Networks, Inc., Barry Diller, Universal Studios, Inc. and Liberty Media Corporation.*

44.                                 Amended and Restated Transaction Agreement, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., USA Networks, Inc., USANi LLC, Liberty Media Corporation and Barry Diller.*

45.                                 Agreement and Plan of Merger and Exchange, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., Light France Acquisition 1, S.A.S., the Merger Subsidiaries listed on the signature page thereto,

Liberty Media Corporation, Liberty Programming Company LLC, Liberty Programming France, Inc., LMC USA VI, Inc., LMC USA VII, Inc., LMC USA VIII, Inc., LMC USA X, Inc., Liberty HSN LLC Holdings, Inc., and the Liberty Holding entities listed on the signature page thereto.*

46.                                 Amended and Restated Governance Agreement, dated as of December 16, 2001, by and among USA Networks, Inc., Universal Studios, Inc., Liberty Media Corporation, Barry Diller, and Vivendi Universal, S.A.*

47.                                 Amended and Restated Stockholders Agreement, dated as of December 16, 2001, by and among Universal Studios, Inc., Liberty Media Corporation and Barry Diller.*

48.                                 Amended and Restated Limited Liability Limited Partnership Agreement of Vivendi Universal Entertainment LLLP, dated as of May 7, 2002, by and among USI Entertainment Inc., USANI Holdings XX, Inc., Universal Pictures International Holdings BV, Universal Pictures International Holdings 2 BV, NYCSpirit Corp. II, USA Networks, Inc., USANI Sub LLC, New-U Studios Holdings, Inc. and Mr. Diller (including Amendment No. 1 thereto dated as of November 25, 2002).*

49.                                 Equity Warrant Agreement, dated as of May 7, 2003, between USA Networks, Inc. and The Bank of New York, as equity warrant agent.*

50.                                 Exchange Agreement by and among the Company, Liberty Media Corporation, Liberty HSN II, Inc. and Liberty HSN, Inc., dated as of June 27, 2002.*

51.                                 Purchase Agreement, dated as of February 12, 2003, between Deutsche Bank AG and Vivendi Universal, S.A.*

52.                                Lock-Up Agreement, dated as of February 12, 2003, between Vivendi Universal, S.A. and Deutsche Bank Securities, Inc.*

53.                                 Letter Agreement, dated March 31, 2003, from Vivendi Universal, S.A. and Universal Studios, Inc. to Barry Diller.*

54.                                 Amended and Restated Governance Agreement, by and among IAC/InterActiveCorp, a Delaware corporation, Liberty Media Corporation, a Delaware corporation and Mr. Barry Diller, dated as of August 9, 2005. *

55.                                 Amended and Restated Stockholders Agreement, by and between Liberty Media Corporation, a Delaware corporation and Mr. Barry Diller, dated as of August 9, 2005. *

56.                                 Joint Filing Agreement, by and among Liberty Media Corporation, a Delaware corporation, Mr. Barry Diller, BDTV INC., a Delaware corporation, BDTV II INC., a Delaware corporation, BDTV III INC., a Delaware corporation, and BDTV IV INC., a Delaware corporation, dated as of August 19, 2005. *

57.                                 Standstill Agreement, by and between Liberty Media Corporation, a Delaware corporation, and IAC/InterActiveCorp, a Delaware corporation, dated January 10, 2008.*

58.                                 Notice, dated January 29, 2008, of termination of Joint Filing Agreement.*

59.                                 Spinco Agreement, dated May 13, 2008, between IAC/InterActiveCorp, Liberty Media Corporation, LMC Silver King, Inc., Liberty HSN II, Inc., LMC USA VIII, Inc., LMC USA IX, Inc., LMC USA XI, Inc., LMC USA XII, Inc., LMC USA XIII, Inc., LMC USA XIV, Inc., LMC USA XV, Inc., Liberty Tweety, Inc., BDTV Inc., BDTV II Inc., BDTV III Inc., BDTV IV Inc. and Barry Diller (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K as filed on May 16, 2008).*

60.                                 Assistant Secretary’s Certificate of Liberty Media Corporation.*

61.                                 Stock Exchange Agreement, dated December 1, 2010, by and among Liberty Media Corporation, Liberty USA Holdings, LLC, IAC/InterActiveCorp and Celebrate Interactive, Inc.

*                                         Previously filed.

SCHEDULE 3

DIRECTORS AND EXECUTIVE OFFICERS

OF THE

 LIBERTY MEDIA CORPORATION

The name and present principal occupation of each director and executive officer of Liberty are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112.  All executive officers and directors listed are United States citizens, except for David J.A. Flowers, who is a citizen of Canada, and M. Ian G. Gilchrist, who is a citizen of the United States and Canada.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

John C. Malone	Chairman of the Board and Director of Liberty

Gregory B. Maffei	Chief Executive Officer, President and Director of Liberty

Robert R. Bennett	Director of Liberty

Donne F. Fisher	Director of Liberty; President of Fisher Capital Partners, Ltd.

M. Ian G. Gilchrist	Director of Liberty

Evan D. Malone	Director of Liberty; Owner and Manager of 1525 South Street LLC

David E. Rapley	Director of Liberty

M. LaVoy Robison	Director of Liberty; Director and a Board Member of the Anschutz Foundation

Larry E. Romrell	Director of Liberty

Andrea L. Wong	Director of Liberty

David J.A. Flowers	Senior Vice President and Treasurer of Liberty

Albert E. Rosenthaler	Senior Vice President of Liberty

Christopher W. Shean	Senior Vice President and Controller of Liberty

Charles Y. Tanabe	Executive Vice President and General Counsel of Liberty